
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

December 10, 2010

Gregory L. Osborn
Chief Financial Officer
Video Display Corporation
1868 Tucker Industrial Rd.
Tucker, GA 30084

> **Re:** **Video Display Corporation**
> **Form 10-K for the ended February 28, 2010**
> **Filed May 28, 2010**
> **File No. 0-13394**

Dear Mr. Osborn:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief